Volaris First Quarter and Full Year 2024 Guidance

Mexico City, Mexico, January 11, 2024 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central, and South America, today announced its guidance for the first quarter and full year 2024.

For 2024, Volaris remains focused on executing its business plan to serve robust demand in its domestic and international markets and drive profitable growth despite constraints due to accelerated GTF engine preventive inspections. The Company’s priorities for the year are: (i) ensuring the safety of our ambassadors and customers, (ii) driving profitability, and (iii) optimizing network reliability.

Additionally, we maintain the 2023 guidance provided to the market on October 10, 2023.

For the first quarter of 2024, the Company expects:

	1Q’24	1Q’23 (1)
1Q’24 Guidance
ASM growth (YoY)	-16% to -18%	+17.7%
TRASM	$8.5 to $8.7 cents	$7.71 cents
CASM ex fuel	$5.5 to $5.7 cents	$4.65 cents
EBITDAR margin	25% to 27%	16.8%
Average USD/MXN rate	Ps. $17.00 to $17.20	Ps. 18.70
Average U.S. Gulf Coast jet fuel price	$2.55 to $2.65	$3.06

(1) For convenience purposes, actual reported figures for 1Q'23 are included.

For the full year 2024, the Company expects:

	2024	2023 (2)
Full Year Guidance
ASM growth (YoY)	-16% to -18%	+10%
EBITDAR margin	31% to 33%	~26%
CAPEX (3)	~$300 million	~$300 million
Average USD/MXN rate	Ps. $17.70 to $17.90	Ps.17.75
Average U.S. Gulf Coast jet fuel price	$2.50 to $2.60	$2.80

(2) For convenience purposes, 2023 guidance (as disclosed on October 10, 2023) is included.

(3) CAPEX net of financed fleet predelivery payments.

The first quarter and full year 2024 outlook presented above includes the compensation that Volaris expects to receive for the projected grounded aircraft resulting from the GTF engine removals, in accordance with the Company’s agreement with Pratt & Whitney that was previously announced on December 5, 2023.

The Company's outlook is subject to unforeseen disruptions, macroeconomic factors, or other negative impacts that may affect its business, and is based on several assumptions, including the foregoing, which are subject to change and may be outside the control of the Company and its management. The Company's expectations may change if actual results vary from these assumptions. There can be no assurances that Volaris will achieve these results.

The information included in this release, including the Company’s full-year 2023 financial information, has not been audited and reflects the Company’s current estimates based on information available as of the date of this release. Such information is subject to change as a result of the completion of the Company’s financial and operating closing procedures, customary audit procedures, and other developments that may occur before the completion of these procedures. Accordingly, you should not place undue reliance on this preliminary information or guidance, which may differ materially from actual results. Volaris’ future performance depends on several factors. It cannot be inferred that any period’s performance or its comparison year over year will indicate a similar performance in the future.

Investor Relations Contact

Ricardo Martínez / ir@volaris.com

Media Contact

Israel Álvarez / ialvarez@gcya.net

About Volaris

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 231 and its fleet from 4 to 130 aircraft. Volaris offers more than 550 daily flight segments on routes that connect 43 cities in Mexico and 28 cities in the United States, Central, and South America, with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. Volaris has received the ESR Award for Social Corporate Responsibility for fourteen consecutive years. For more information, please visit ir.volaris.com. Volaris routinely posts information that may be important to investors on its investor relations website. The Company encourages investors and potential investors to consult the Volaris website regularly for important information about Volaris.

Forward-Looking Statements

Statements in this release contain various forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended, which represent the Company's expectations, beliefs, or projections concerning future events and financial trends affecting the financial condition of our business. When used in this release, the words "expects," “intends,” "estimates," “predicts,” "plans," "anticipates," "indicates," "believes," "forecast," "guidance," “potential,” "outlook," "may," “continue,” "will," "should," "seeks," "targets" and similar expressions are intended to identify forward-looking statements. Similarly, statements describing the Company's objectives, plans or goals, or actions the Company may take in the future are forward-looking. Forward-looking statements include, without limitation, statements regarding the Company's first quarter and full year 2024 outlook, maintenance of its full year 2023 guidance, expectation to receive certain compensation in connection with the GTF engine removals and anticipated execution of its business plan and focus on its 2024 priorities. Forward-looking statements should not be read as a guarantee or assurance of future performance or results. They will not necessarily be accurate indications of the times at or by which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time concerning future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements are subject to several factors that could cause the Company's actual results to differ materially from the Company's expectations, including the competitive environment in the airline industry, the Company's ability to keep costs low; changes in fuel costs, the impact of worldwide economic conditions on customer travel behavior; the Company's ability to generate non-ticket revenue; and government regulation. The Company's US Securities and Exchange Commission filings contain additional information concerning these and other factors. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date of this release. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions, or changes in other factors affecting forward-looking information except to the extent required by applicable law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

Supplemental Information on Non-GAAP Measures

We evaluate our financial performance by using various financial measures that are not performance measures under International Financial Reporting Standards (“non-IFRS measures”). These non-IFRS measures include CASM, CASM ex-fuel, Adjusted CASM ex-fuel, EBITDAR, Net debt-to-LTM EBITDAR, Total cash, cash equivalents, restricted cash, and short-term investments. We define CASM as total operating expenses by available seat mile. We define CASM ex-fuel as total operating expenses by available seat mile, excluding fuel expense. We define Adjusted CASM ex fuel as total operating expenses by available seat mile, excluding fuel expense, aircraft and engine variable lease expenses and sale and lease back gains. We define EBITDAR as earnings before interest, income tax, depreciation and amortization, depreciation of right of use assets and aircraft and engine variable lease expenses. We define Net debt-to-LTM EBITDAR as Net debt divided by LTM EBITDAR. We define Total cash, cash equivalents, restricted cash, and short-term investments as the sum of cash, cash equivalents, restricted cash, and short-term investments.

These non-IFRS measures are provided as supplemental information to the financial information presented in this release that is calculated and presented in accordance with International Financial Reporting Standards (“IFRS”) because we believe that they, in conjunction with the IFRS financial information, provide useful information to management’s, analysts and investors overall understanding of our operating performance.

Because non-IFRS measures are not calculated in accordance with IFRS, they should not be considered superior to and are not intended to be considered in isolation or as a substitute for the related IFRS measures presented in this release and may not be the same as or comparable to similarly titled measures presented by other companies due to possible differences in the method of calculation and the items being adjusted.

We encourage investors to review our financial statements and other filings with the Securities and Exchange Commission in their entirety for additional information regarding the Company and not to rely on any single financial measure.